SECU[illegible] 06006220 [illegible]SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOCHET & COMPANY Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1602 MICANOPY AVENUE
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRA SOCHET (305) 858-2291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR N. FRAMKE CPA
(Name – *if individual, state last, first, middle name*)

P.O. BOX 85	MIAMI	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IRA SOCHET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOCHET & COMPANY, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORGE E. MARTINEZ
MY COMMISSION # DD 429726
EXPIRES: May 16, 2009
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOCHET & COMPANY, INC

AUDIT REPORT

DECEMBER 31, 2005

Sochet & Company, Inc.
Index to Financial Statements
and Supplements Schedules
December 31, 2005

Financial Statements:

- **Report of Independent Certified Public Accountant**
- **Statement of Financial Condition**
- **Statement of Operations**
- **Statement of Changes in Stockholder's Equity**
- **Statement of Cash Flow**
- **Notes to Financial Statements**
- **Reconciliation of differences in net capital contributions**

Supplementary Schedules

Schedule I

- **Computation of Net Capital Pursuant to Rule 15c3-1**
- **Computation for determination of reserve requirements pursuant to Rule 15c3-3**
- **Information relating to the possession or control requirements under Rule 15c-3**
- **Independent auditors report on Internal Accounting control**

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

Independent Auditor's Report

To the Board of Directors
Sochet & Company, Inc.

I have audited the accompanying statement of financial condition of Sochet & Company, Inc. As of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sochet & Company, Inc. As of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

I have examined the supplementary schedules, and, in my opinion, they present fairly the information included therein, in conformity with the rules of the Securities and Exchange Commission.

Arthur N. Framke

Miami, Florida
February 9, 2006

Sochet & Company, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash on deposit	$ 10,258
Due from clearing broker	3,305
Fixed assets at cost, net of accumulated depreciation of $44,337	23,179
Other assets	2,347
Total Assets	$ 39,089

Liabilities and Stockholders Equity

Accounts payable	$ 2,675
Due to clearing broker	2,547
Stockholders Equity	
Common stock, $.01 value; authorized, 500,000 shares issued outstanding 200,000 shares	2,000
Additional paid in capital	768,941
Retained earnings (deficit)	(737,074)
Total Liabilities and Stockholders Equity	$ 39,089

The accompanying notes are an integral part of these financial statements

Sochet & Company, Inc.
Statement of Operations
For the year ended December 31, 2005

Revenues:

Commissions	$ 96,262
Interest, Rebates & Fees	15,030
Total Revenue	$111,292

Expenses:

Administration Expenses	$103,215
Depreciation	2,729
Rent	24,000
Clearing costs	39,759
Communications	5,840
Total Expenses	$175,543
Net Loss	$(64,251)

The accompanying notes are an integral part of these financial statements

Sochet & Company, Inc.
Statement of Changes in Stockholders Equity
For the year ended December 31, 2005

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
Balance 1-1-05	$2,000	$750,706	$(672,823)	$ 79,883
Additions		18,235		18,235
Net Loss			(64,251)	(64,251)
Balance, 12-31-05	$2,000	$768,941	$(737,074)	$ 33,867

The accompanying notes are an integral part of these financial statements

Sochet & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:

Net Loss	$(64,251)
Adjustments to reconcile net profit to net cash used in operating activities:	
Decrease in other assets	182
Depreciation and amortization	2,729
Increase in receivables	(604)
Increase in payables	256
Net cash flows from operating activities	$(61,688)

Cash flows from financial activities:

Additions to Capital	18,235
Net cash provided by financing activities	$ 18,235
Net Decrease in cash	$(43,453)

The accompanying notes are an integral part of these financial statements

Sochet & Company, Inc.
Notes to Financial Statements
December 31,2005

Note 1- Summary of Significant Accounting Policies:

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below. These policies have been applied on a consistent basis.

The Company operated as a broker-dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Pursuant to an agreement between the Company and its clearing broker, customer securities transactions are introduced and cleared on a fully-disclosed basis. The Company is exempt from provisions of Rule 15c-3-3 under section (K) (2) (B) and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customer's accounts, as defined by such rules, are carried by the clearing broker.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange commission which requires that the Company's aggregate indebtedness as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2005, the Company's "Net Capital" was $8,341 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 63.0%

Fixed assets are stated at cost. Depreciation is computed on the declining balance and straight line methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterment's are capitalized. The cost of assets sold, as well as the related accumulated depreciation, are removed from the accounts, with any gain or loss on disposition included in income.

The Company has elected to be taxed under the Internal Revenue Code as an "S" corporation. Therefore, any income tax liability or benefit is that of the stockholders.

Sochet & Company, Inc.
Notes to Financial Statements
December 31, 2005

Note 2- Fixed Assets

Fixed assets at December 31, 2005 consisted of the following:

		Estimated Useful Life
Automobile	**$40,594**	**7 years**
Furniture and Fixtures	**$26,922**	**5-7 years**
Less accumulated depreciation	**$44,337**	
Net book value	**$23,179**	

Sochet & Company, Inc.
December 31, 2004

Reconciliation of difference in net capital computation pursuant to Rule 17A-5(d)4

Net Capital per company computation per 12/31/05 X-17A-5 Part IIA	$ 8,752
Net Capital per Audit Report	8,341
Difference	$(411)

Difference caused by various increase in accrued expenses.

Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at December 31, 2005 or at any time during the period then ended.

SCHEDULE 1

Sochet & Company, Inc.
Computation of Net Capital Pursuant To Rule 15c3-1
December 31, 2005

Total stockholders' equity from statement of financial condition	$ 33,867
Deduct-nonallowable assets and other charges (Exhibit 1)	25,526
Net capital	$ 8,341

Computation of Aggregate Indebtedness

Accounts payable	$ 2,675
Due to Clearing Broker	2,547
Aggregate Indebtedness	$ 5,222

Ratio of aggregate indebtedness to net capital 63.0%

SCHEDULE 1
EXHIBIT 1

Sochet & Company, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2005

Non-Allowable Assets and Other Charges

Fixed assets at cost less accumulated depreciation	23,179
Other assets	2,347
	$ 25,526

Computation for determination of reserve requirements pursuant to Rule 15c3-3
Information relating to the possession or control requirements under 15c3-3

The Company is not required to file the above schedules as they are exempt from Rule 15c3-3(k)2B as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 9, 2006

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
OF SOCHET & COMPANY, INC.

We have examined the financial statements of Sochet & Company, Inc. For the period ended December 31, 2005 and have issued our report thereon dated February 9, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extend we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Sochet & Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management's and the Securities and Exchange commission and should not be used for any other purpose.